vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

SUPPL

02 JAN 28 AM 8:05

02002745

23 January 2002
Ref: IR/ L0011.-

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Yours truly,

Dimitris Tsorbatzoglou
Head of Investor Relations

<u>Enclosures:</u>
- Panafon SA Extraordinary General Meeting Agenda

44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

Shareholders invitation for the convocation of an Extraordinary General Meeting of the Societe Anonyme under the name "PANAFON Hellenic Telecommunications Company S.A"

Following the Board of Directors resolution of January 21st 2002, and according to the Greek Law 2190/20 for limited companies and the Company's Articles of Association, Panafon S.A. Shareholders are invited to attend the Extraordinary General Meeting, which will take place on Monday 18 February 2002, at 12.00h, at the cinema «VILLAGE ROADSHOW GREECE S.A.», Hall No 6, located at 4, Granikou & Fragoklissias, Maroussi, with the following items of the Agenda:

Items of the Agenda of the Extraordinary General Meeting of the Shareholders of PANAFON S.A.

1) Approval of the signing of the agreement for the assignment of use of the brand name «Vodafone» between and by the company and the «Vodafone Group Plc», a company with registered seat in United Kingdom.

2) Alteration of the trade name and distinctive title of the company and amendment of article 1 of the company's Articles of Association.

3) Approval of granting of new share options (called "GEM OPTIONS") by VODAFONE GROUP PLC to its employees.

4) Announcements and miscellaneous issues.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Extraordinary General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares that they wish to bind, to the dealer of their account (Security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Extraordinary General Meeting, and must deposit their proxies with the Company within the same deadline.

Note: Shareholders that have dematerialised their shares will be accepted at the Extraordinary General Meeting, only if they provide receipts verifying the binding of their shares that were issued in due time (5 days, before the EGM).

Maroussi, 21/1/2002
The Board of Directors